Schedule 13E-3 Exhibit (d)(4)

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                                                                   July 16, 1997

Dear Stockholder:

         BankUnited Financial Corporation is offering to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock (the "Shares"), at a price of $10.25 per Share.

         All of the Shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the enclosed Offer to Purchase, be purchased at that purchase price, net to the selling stockholder in cash.

         The Company is making the offer because it believes that, given the current market price of the Shares and the opportunity for the Company to replace the Shares with indebtedness, in the form of trust subsidiary borrowings, that has a lower after-tax cost, the purchase of the Shares pursuant to the offer is economically attractive to the Company. The offer gives holders of Shares the opportunity to sell their Shares at a premium over the redemption price of the Shares (which redemption is permitted after September 30, 1998), and without the usual transaction costs associated with a market sale.

         You should be advised that the Company's purchase of Shares will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, and depending on the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public or result in the Shares no longer being eligible for listing on the NASDAQ NMS.

         The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your Shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. If you do not wish to participate in the offer, you do not need to take any action.

                            Very truly yours,

                            /s/ Alfred R. Camner

                            ____________________________________________________
                            Chairman of the Board, President and Chief Executive Officer